EXHIBIT 2.2



FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT:
Andrew J. Mayer, Jr.
Vice President-Finance and
Chief Financial Officer, or
Robert V. Silva, President and
Chief Executive Officer, of
Transtech Industries, Inc.
(908) 981-0777

        TRANSTECH INDUSTRIES, INC. ANNOUNCES THAT IT HAS
            AGREED TO SELL ITS HUNT VALVE SUBSIDIARY

     Piscataway, New Jersey, October 24, 1995 - Transtech Industries, Inc. (OTC BULLETIN BOARD:TRTI) announced today that it entered into an agreement to sell its Hunt Valve, Inc. subsidiary, representing Transtech's principal asset, to ValveCo Inc. for a purchase price of $18 million, less funded debt of Hunt Valve as of the closing. ValveCo is a newly-formed corporation organized by Three Cities Research, Inc. and in which certain members of management of Transtech and Hunt Valve will have minority equity interests. Anticipated net cash proceeds to Transtech, net of transaction costs, are anticipated to be approximately $4.1 million. ValveCo has received sufficient equity and financing commitments to fully fund the purchase price plus anticipated expenses of the transaction. Transtech's independent director has received an opinion from Brenner Securities Corporation that the purchase price is fair to Transtech from a financial point of view, and has approved the transaction, subject to, among other matters, the approval of Transtech's stockholders and the board's legal obligation to consider other acquisition proposals. Transtech anticipates that, if approved by stockholders, the sale will close by the end of 1995.

     Hunt Valve is a Salem, Ohio-based company engaged in the manufacture and sale of specialty directional and flow control valves, fluid power components, hydraulic and pneumatic cylinders and complete valve systems for commercial and military use.

     Three Cities Research, Inc. is a New York-based investment advisor which organizes the investment of private equity capital in medium-sized businesses in the United States.

     For further information, contact either Andrew J. Mayer, Jr., Vice President-Finance and Chief Financial Officer, or Robert V.
Silva, President and Chief Executive Officer of Transtech
Industries, Inc. at (908) 981-0777.